STATE OF DELAWARE

AMENDMENT TO THE CERTIFICATE OF

LIMITED PARTNERSHIP

The undersigned, desiring to amend the Certificate of Limited Partnership pursuant to the provisions of Section 17-202 of the Revised Uniform Limited Partnership Act of the State of Delaware, does hereby certify as follows:

FIRST: The name of the Limited Partnership is Hatteras Multi-Strategy TEI Institutional Fund, L.P.

SECOND: Article 1 of the Certificate of Limited Partnership shall be amended as follows:

The name of the Limited Partnership is “Hatteras Core Alternatives TEI Institutional Fund, L.P.”

THIRD: The name change of the Limited Partnership shall be effective on January 1, 2012.

IN WITNESS WHEREOF, the undersigned executed this Amendment to the Certificate of Limited Partnership on this 28th day of December, A.D. 2011.

By:	Hatteras Investment Management, LLC
General Partner

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: Managing Member